SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV ACQUIRES SECOND LARGEST BREWER IN ECUADOR

São Paulo, December 2, 2003– Companhia de Bebidas das Américas – AmBev [NYSE: ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world’s fifth largest brewer and Brazil’s leading Beverage Company, announces today the acquisition of the control of Cerveceria SurAmericana in Ecuador.

Cerveceria SurAmericana is the second largest brewer in Ecuador, with an estimated market share of around 6% in 2002, according to AmBev. The company has one state-of-the-art plant with annual beer production capacity of 0.9 million hectoliters (hl), located in the industrial region of Guayaquil, the largest market in the country. According to AmBev’s estimates, the capacity of this plant is enough to supply approximately 30% of the total Ecuadorian beer market. Through this plant, Cerveceria SurAmericana is able to sell its Biela brand (Biela Lager, Biela Light, Biela Reserva Especial and Biela Extra) to the whole country via its own sales force.

Cerveceria SurAmericana was valued at a Firm Value of roughly US$45.0 million, composed solely of debt. Taking into consideration the annual production capacity of the plant (0.9 million hl), the implicit valuation of the transaction yields an FV/hl of approximately US$50. Through this transaction AmBev has acquired 80% of the total capital of Cerveceria SurAmericana for US$36.0 million (80% x US$45 million), which includes a cash infusion to restructure the company’s debt, as well as debt assumption. The transaction is already fully concluded.

This transaction is one more step towards AmBev’s expansion in Latin America. The company has been using a combination of acquisitions and greenfield projects throughout the region in order to consolidate its position in attractive markets, while at the same time preserving shareholder value and its strong credit profile.

AmBev estimates the Ecuadorian beer market at around 3.0 million hectoliters in 2002, which translates into a consumption per capita of 23 liters per year. Total revenues and EBITDA for the whole market were estimated in the neighborhood of US$140 million and US$80 million in 2002, respectively, evidencing the profitability of that market.

For additional information, please contact the Investor Relations Department:

Tobias Stingelin	Fernando Vichi
(5511) 2122-1415	(5511) 2122-1414
acts@ambev.com.br	acfgv@ambev.com.br

WWW.AMBEV-IR.COM

Our investor web site has additional Company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of Company presentations and events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2003

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.